SEC 19011157

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2018 (MM/DD/YY) AND ENDING 9/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James & Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

Saint Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marshall Ollia **727-567-1000**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets
NOV 27 2019
RECEIVED

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marshall Ollia, officer of Raymond James & Associates, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying Statement of Financial Condition and supporting schedules pertaining to the firm of Raymond James & Associates, Inc., as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

LISA M PACK
Notary Public - State of Florida
Commission # GG 248515
My Comm. Expires Sep 9, 2022
Bonded through National Notary Assn.

Marshall Ollia
VP & Principal Financial Officer

Lisa M. Pack
Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2019

SUMMARY OF CONTENTS

A. Officer Certification and Oath or Affirmation

B. Report of Independent Registered Public Accounting Firm

C. Statement of Financial Condition as of September 30, 2019

D. Notes to Statement of Financial Condition

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Raymond James & Associates, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Raymond James & Associates, Inc. (the Company) as of September 30, 2019 and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2001.

KPMG LLP

Tampa, Florida
November 26, 2019

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

$ in millions, except share amounts		September 30, 2019
Assets:		
Cash and cash equivalents	$	1,430
Cash segregated pursuant to regulations		1,503
Securities purchased under agreements to resell		280
Securities borrowed		242
Financial instruments, at fair value:		
Trading instruments ($535 pledged as collateral)		690
Derivative assets		1
Other investments ($7 pledged as collateral)		76
Brokerage client receivables, net		2,405
Receivables from brokers, dealers and clearing organizations		207
Other receivables, net		343
Loans to financial advisors, net		692
Property and equipment, net		397
Deferred income taxes, net		31
Goodwill and identifiable intangible assets, net		357
Other assets		113
Total assets	**$**	**8,767**
Liabilities and stockholder's equity:		
Securities sold under agreements to repurchase	$	150
Securities loaned		320
Financial instruments sold, not yet purchased, at fair value		295
Derivative liabilities		8
Brokerage client payables		3,297
Payables to brokers, dealers and clearing organizations		107
Accrued compensation, commissions and benefits		526
Payables to affiliates, net		862
Income taxes payable		36
Accrued expenses and other liabilities		158
Other borrowings		19
Total liabilities		5,778
Commitments and contingencies (see Note 12)		
Stockholder's equity:		
Common stock; $.10 par value; 4,000,000 shares authorized; 1,083,500 shares issued and outstanding		—
Additional paid-in capital		1,537
Retained earnings		1,452
Total stockholder's equity		2,989
Total liabilities and stockholder's equity	**$**	**8,767**

See accompanying Notes to Statement of Financial Condition.

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
September 30, 2019

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Raymond James & Associates, Inc. ("RJ&A," the "firm" or the "Company"), a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or "Parent") is engaged in various financial services activities, including providing investment management services for retail and institutional clients, the underwriting, distribution, trading and brokerage of equity and debt securities and clearing services for both affiliated and unaffiliated broker-dealers. Affiliated entities include, among others, Raymond James Financial Services, Inc. ("RJFS") and Raymond James Financial Services Advisors, Inc. ("RJFSA"), both wholly owned subsidiaries of RJF. RJ&A is registered with the Securities and Exchange Commission ("SEC") and is registered as a Municipal Advisor with the Municipal Securities Rulemaking Board ("MSRB"). We are a member of the Financial Industry Regulatory Authority ("FINRA"), National Futures Association ("NFA") and various exchanges. Through our membership in the NFA, we are regulated by the Commodity Futures Trading Commission ("CFTC").

Basis of presentation

Accounting estimates and assumptions

We conform to our Parent's fiscal year end of September 30. The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("GAAP") requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recognition of revenue

On October 1, 2018, we adopted new accounting guidance for revenue from contracts with customers. Net receivables related to contracts with customers were $227 million and $264 million as of September 30, 2019 and 2018, respectively. We record deferred revenue from contracts with customers when payment is received prior to the performance of our obligation to the customer. Deferred revenue balances were not material as of September 30, 2019.

We have elected the practical expedient allowable by the guidance to not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less.

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with original maturities of three months or less.

Cash segregated pursuant to regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, RJ&A, as a broker-dealer carrying client accounts, is subject to requirements to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. The amounts included in "Cash segregated pursuant to regulations" on our Statement of Financial Condition represented the amounts of cash actually on deposit in our segregated reserve accounts for regulatory purposes.

Securities purchased under agreements to resell and securities sold under agreements to repurchase

We purchase securities under short-term agreements to resell ("reverse repurchase agreements"). Additionally, we sell securities under agreements to repurchase ("repurchase agreements"). Both reverse repurchase agreements and repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts plus accrued interest. To mitigate credit exposure under reverse repurchase agreements, we receive collateral with a fair value that is typically equal to or in excess of the principal amount loaned under such agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral values are evaluated on a recurring basis, and collateral is obtained from or returned to the counterparty when contractually required. In addition, under repurchase agreements, we are required to post collateral in an amount that typically exceeds the carrying value of these agreements. In the event that the market value of the securities we pledge as collateral declines, we may have to post additional collateral or reduce borrowing amounts. See Note 5 for additional information regarding collateralized agreements and financings.

Securities borrowed and securities loaned

We act as an intermediary between broker-dealers and other financial institutions whereby we borrow securities from one broker-dealer and then either lend them to another broker-dealer or use them to cover short positions. Where permitted, we have also loaned, to broker-dealers and other financial institutions, securities owned by the firm or our clients or others we have received as collateral. Securities borrowed and securities loaned transactions are reported as collateralized financings and are recorded at the amount of cash advanced or received. In securities borrowed transactions, we are required to deposit cash with the lender. With respect to securities loaned, we generally receive cash in an amount in excess of the market value of securities loaned. We evaluate the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. See Note 5 for additional information regarding collateralized agreements and financings.

Financial instruments, financial instruments sold but not yet purchased, at fair value

"Financial instruments" and "Financial instruments sold, but not yet purchased" are recorded at fair value. Fair value is defined by GAAP as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability.

In determining the fair value of our financial instruments in accordance with GAAP, we use various valuation approaches, including market and/or income approaches. Fair value is a market-based measurement considered from the perspective of a market participant. As such, our fair value measurements reflect assumptions that we believe market participants would use in pricing the asset or liability at the measurement date. GAAP provides for the following three levels to be used to classify our fair value measurements.

Level 1 - Financial instruments included in Level 1 are highly liquid instruments valued using unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Financial instruments reported in Level 2 include those that have pricing inputs that are other than quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (i.e., prices for similar instruments).

Level 3 - Financial instruments reported in Level 3 have little, if any, market activity and are measured using one or more inputs that are significant to the fair value measurement and unobservable. These valuations require significant judgment or estimation. These instruments are generally valued using discounted cash flow techniques, market multiples, or investment-specific events.

GAAP requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when performing our fair value measurements. The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

Valuation techniques and inputs

The fair values for certain of our financial instruments are derived using pricing models and other valuation techniques that involve management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of our financial instruments. Financial instruments which are actively traded will generally have a higher degree of price transparency than financial instruments that are thinly traded. In accordance with GAAP, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For equity securities, our definition of actively traded is based on average daily trading volume and other market statistics. We have determined the market for certain other types of financial instruments to be uncertain or inactive as of September 30, 2019. As a result, the valuation of these financial instruments included management judgment in determining the relevance and reliability of market information available.

The level within the fair value hierarchy, specific valuation techniques, and other significant accounting policies pertaining to financial instruments presented on our Statement of Financial Condition are described as follows:

Trading instruments and trading instruments sold but not yet purchased

Trading instruments and trading instruments sold but not yet purchased include debt securities, equity securities, brokered certificates of deposit, and other securities. These instruments are recorded at fair value.

When available, we use quoted prices in active markets to determine the fair value of our trading instruments. Such instruments are classified within Level 1 of the fair value hierarchy.

When trading instruments are traded in secondary markets and quoted market prices for identical instruments do not exist, we utilize valuation techniques including matrix pricing to estimate fair value. Matrix pricing generally utilizes spread-based models periodically re-calibrated to observable inputs such as market trades or to dealer price bids in similar securities in order to derive the fair value of the instruments. Valuation techniques may also rely on other observable inputs such as yield curves, interest rates and expected principal repayments and default probabilities. We utilize prices from third-party pricing services to corroborate our estimates of fair value. Depending upon the type of security, the pricing service may provide a listed price, a matrix price or use other methods including broker-dealer price quotations. Securities valued using these techniques are classified within Level 2 of the fair value hierarchy.

We offset our long and short positions for identical securities recorded at fair value as part of our trading instruments (long positions) and trading instruments sold but not yet purchased (short positions).

Derivative assets and derivative liabilities

Our derivative assets and derivative liabilities are recorded at fair value and are included in "Derivative assets" and "Derivative liabilities" on our Statement of Financial Condition. To reduce credit exposure on certain of our derivative transactions, we may enter into a master netting arrangement that allows for net settlement of all derivative transactions with each counterparty. In addition, the credit support annex allows parties to the master netting agreement to mitigate their credit risk by requiring the party which is out of the money to post collateral. We accept collateral in the form of cash or other marketable securities. Where permitted, we elect to net-by-counterparty certain derivative contracts entered into under a legally enforceable master netting agreement and, therefore, the fair value of those derivative contracts are netted by counterparty on the Statement of Financial Condition. As we elect to net-by-counterparty the fair value of such derivatives, we also net-by-counterparty cash collateral exchanged as part of those derivative agreements.

Fixed income business operations

We enter into to be announced ("TBA") security contracts in our fixed income business to facilitate client transactions or to actively manage risk exposures that arise from our client activity. We use quoted prices in active markets to determine the fair value of the TBA securities, which are classified within Level 1 of the fair value hierarchy.

Derivative arising from our acquisition of Alex. Brown

As part of our fiscal 2016 acquisition of Alex. Brown, we assumed certain Deutsche Bank restricted stock unit ("DBRSU") awards, which will ultimately be settled in Deutsche Bank AG ("DB") common shares, provided certain performance metrics are achieved. The DBRSU obligation results in a derivative, the fair value and notional of which is measured by multiplying the number of outstanding DBRSU awards to be settled in DB common shares as of the end of the reporting period by the end of reporting period DB share price, as traded on the New York Stock Exchange.

Other investments

Other investments primarily consist of securities pledged as collateral with clearing organizations and are recorded at fair value.

Brokerage client receivables, net

Brokerage client receivables include amounts due on cash and margin transactions and are generally collateralized by securities owned by the clients and accrued asset management fees. Brokerage client receivables are reported at their outstanding principal balance, adjusted for any allowance for doubtful accounts. An allowance is established when collectability is not reasonably assured. When the receivable from a brokerage client is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. Our allowance for doubtful accounts was insignificant at September 30, 2019.

Securities beneficially owned by customers, including those that collateralize margin or other similar transactions, are not reflected on our Statement of Financial Condition. See Note 5 for additional information regarding this collateral.

Receivables from brokers, dealers and clearing organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities failed to deliver and cash on deposit with clearing organizations. We present "Receivables from brokers, dealers and clearing organizations" on our Statement of Financial Condition, net of any allowance for doubtful accounts. See Note 6 for additional information regarding these receivables.

Loans to financial advisors, net

We offer loans to financial advisors and certain other key revenue producers, primarily for recruiting and retention purposes. These loans are generally repaid over a five to nine year period with interest recognized as earned and are contingent upon affiliation with us. These loans are not assignable by the financial advisor and may only be assigned by us to a successor in interest. There is no fee income associated with these loans. In the event that the financial advisor is no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us. In determining the allowance for doubtful accounts related to former employees, management primarily considers our historical collection experience as well as other factors including amounts due at termination, the reasons for the terminated relationship, and the former financial advisor's overall financial position. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of such loan is written-off and the corresponding allowance is reduced. Based upon the nature of these financing receivables, we do not analyze this asset on a portfolio segment or class basis. Further, the aging of this receivable balance is not a determinative factor in computing our allowance for doubtful accounts, as concerns regarding the recoverability of these loans primarily arise in the event that the financial advisor is no longer affiliated with us. We present the outstanding balance of loans to financial advisors on our Statement of Financial Condition, net of the allowance for doubtful accounts. Of the gross balance outstanding, the portion associated with financial advisors who are no longer affiliated with us was approximately $13 million at September 30, 2019. Our allowance for doubtful accounts was approximately $3 million at September 30, 2019.

Property and equipment, net

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Property and equipment primarily consists of software, buildings and leasehold improvements, and furniture. Software includes both purchased software and internally developed software including development in progress. Buildings primarily consists of owned facilities and leasehold improvements. Furniture primarily consists of communications and technology hardware and furniture and fixtures. Additions, improvements and expenditures that extend the useful life of an asset are capitalized. Costs for significant internally developed software projects are capitalized when the costs relate to development or modification of internal-use software that results in additional functionality.

Intangible assets, net

Certain identifiable intangible assets we acquire such as customer relationships, trade names, developed technology, intellectual property, and non-compete agreements, are evaluated for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. Impairment exists when the carrying value of a reporting unit exceeds its respective fair value.

In the course of our evaluation of the potential impairment of goodwill, we may elect either a qualitative or a quantitative assessment. Our qualitative assessment considers macro-economic and other industry-specific factors, such as trends in short-term and long-term interest rates, as well as company-specific factors, such as market capitalization, trends in revenue-generating activities, and merger or acquisition activity. We assess these, and other, qualitative factors to determine whether the existence of events or circumstances indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing a quantitative analysis is not required. However, if we conclude otherwise, then we perform a quantitative impairment analysis.

If we either elect not to perform a qualitative assessment, or we elect to perform a qualitative assessment but are unable to qualitatively conclude that no impairment has occurred, then we perform a quantitative evaluation. In our quantitative assessment, we estimate the fair value of the reporting unit with which the goodwill is associated and compare it to the carrying value. We estimate the fair value of our reporting units using an income approach based on a discounted cash flow model that includes significant assumptions about future operating results and cash flows, and, if appropriate, a market approach. If the carrying value of a reporting unit is greater than the estimated fair value, an impairment charge is recognized for the excess.

We have elected January 1 as our annual goodwill impairment evaluation date, evaluating balances as of December 31. See Note 8 for additional information regarding the outcome of our goodwill impairment assessments.

Contingent liabilities

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, we accrue a minimum based on the range of possible loss. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

We record liabilities related to legal and regulatory proceedings in "Accrued expenses and other liabilities" on our Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of one of our employees or financial advisors; previous results in similar cases; and legal precedents and case law. Each legal proceeding or significant regulatory matter is reviewed with counsel in each accounting period and the liability balance is adjusted as deemed appropriate by management. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the recorded liability amounts for such matters.

Share-based compensation

Certain employees participate in RJF's Stock Incentive Plan, which provides for the issuance of restricted stock unit ("RSU") and stock option awards. RJF estimates the market value of share-based awards on the date of grant. See Note 13 for further information on share-based compensation.

Deferred compensation plans

Certain employees participate in RJF's various deferred compensation plans that provide a return to the participant based upon the performance of various referenced investments. For certain of these plans, RJF invests directly, as a principal in such investments, related to their obligations to perform under the deferred compensation plans. For the Voluntary Deferred Compensation Plan ("VDCP"), Long Term Incentive Plan ("LTIP"), and other certain plans, RJF purchases and holds life insurance on the lives of certain current and former participants to earn a competitive rate of return for participants and to provide a source of funds available to satisfy their obligation under the plan.

Leases

We lease office space and equipment under operating leases. The lease term commences on the earlier of the date when we become legally obligated for the rent payments or the date on which we take possession of the property. For tenant improvement allowances and rent holidays, we record a deferred rent liability in "Accrued expenses and other liabilities" on our Statement of Financial Condition.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable and receivable reported on the Statement of Financial Condition are payable to and receivable from RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in our Statement of Financial Condition. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our Statement of Financial Condition or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 11 for further information on our income taxes.

NOTE 3 – FAIR VALUE

Our "Financial instruments" and "Financial instruments sold but not yet purchased" on our Statement of Financial Condition are recorded at fair value under GAAP. For further information about such instruments and our significant accounting policies related to fair value, see Note 2. The following tables present assets and liabilities measured at fair value on a recurring basis. Netting adjustments represent the impact of counterparty and collateral netting on our derivative balances included on our Statement of Financial Condition. See Note 4 for additional information.

$ in millions	Level 1	Level 2	Level 3	Netting adjustments	Balance as of September 30, 2019
Assets at fair value on a recurring basis:					
Trading instruments:					
Municipal obligations	$ —	$ 267	$ —	$ —	$ 267
Corporate obligations	6	95	—	—	101
Government and agency obligations	—	67	—	—	67
Agency MBS and CMOs	—	147	—	—	147
Non-agency CMOs and asset-backed securities ("ABS")	—	51	—	—	51
Total debt securities	6	627	—	—	633
Equity securities	10	1	—	—	11
Brokered certificates of deposit	—	45	—	—	45
Other	—	—	1	—	1
Total trading instruments	16	673	1	—	690
Derivative assets	3	—	—	(2)	1
Other investments	76	—	—	—	76
Total assets at fair value on a recurring basis	$ 95	$ 673	$ 1	$ (2)	$ 767
Liabilities at fair value on a recurring basis:					
Trading instruments sold but not yet purchased:					
Corporate obligations	$ 2	$ 20	$ —	$ —	$ 22
Government and agency obligations	269	—	—	—	269
Total debt securities	271	20	—	—	291
Equity securities	4	—	—	—	4
Total trading instruments sold but not yet purchased	275	20	—	—	295
Derivative liabilities					
Interest rate (TBA contracts)	4	—	—	(2)	2
Equity (DBRSU obligation)	—	6	—	—	6
Total derivative liabilities	4	6	—	(2)	8
Total liabilities at fair value on a recurring basis	$ 279	$ 26	$ —	$ (2)	$ 303

As of September 30, 2019, 9% of our assets and 5% of our liabilities were measured at fair value on a recurring basis.

Financial instruments that are not recorded at fair value on the Statement of Financial Condition

Many, but not all, of the financial instruments we hold were recorded at fair value on the Statement of Financial Condition. The following financial instruments were not carried at fair value in accordance with GAAP on our Statement of Financial Condition at September 30, 2019.

Short-term financial instruments: The carrying value of short-term financial instruments, including cash and cash equivalents, cash segregated pursuant to regulations, repurchase agreements and reverse repurchase agreements are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose us to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates. Under the fair value hierarchy, cash and cash equivalents and cash segregated pursuant to federal regulations are classified as Level 1. Repurchase agreements and reverse repurchase agreements are classified as Level 2 under the fair value hierarchy as they are generally overnight and are collateralized by U.S. government or agency securities.

Receivables and other assets: Brokerage client receivables, receivables from brokers, dealers and clearing organizations, other receivables, and certain other assets are recorded at amounts that approximate fair value and are classified as Level 2 and 3 under the fair value hierarchy.

Loans to financial advisors, net: These financial instruments are primarily comprised of loans provided to financial advisors or key revenue producers, primarily for recruiting and retention purposes. Loans to financial advisors, net are recorded at amounts that approximate fair value and are classified as Level 2 under the fair value hierarchy. Refer to Note 2 for information regarding loans to financial advisors, net.

Securities borrowed and securities loaned: Securities borrowed and securities loaned are recorded at amounts which approximate fair value and are primarily classified as Level 2 under the fair value hierarchy.

Payables: Brokerage client payables, payables to brokers, dealers and clearing organizations, and accrued expenses and other liabilities are recorded at amounts that approximate fair value and are classified as Level 2 under the fair value hierarchy.

NOTE 4 – DERIVATIVE ASSETS AND DERIVATIVE LIABILITIES

Our derivative assets and derivative liabilities are recorded at fair value and are included in "Derivative assets" and "Derivative liabilities" on our Statement of Financial Condition. The significant accounting policies governing our derivatives, including our methodologies for determining fair value, are described in Note 2.

Derivative balances included on our financial statements

The following table presents the gross fair value and notional amount of derivatives by product type, the amounts of counterparty and cash collateral netting on our Statement of Financial Condition, as well as collateral posted and received under credit support agreements that do not meet the criteria for netting under GAAP.

	September 30, 2019		
$ in millions	**Derivative assets**	**Derivative liabilities**	**Notional amount**
Derivatives not designated as hedging instruments			
Interest rate (TBA contracts)	$ 3	$ 4	$ 4,071
Equity (DBRSU obligation)	—	6	6
Total gross fair value/notional amount	**3**	**10**	**$ 4,077**
Offset on the Statement of Financial Condition			
Counterparty netting	(2)	(2)	
Net amounts presented on the Statement of Financial Condition	**1**	**8**	
Gross amounts not offset on the Statement of Financial Condition			
Financial instruments	—	—	
Total	**$ 1**	**$ 8**	

Risks associated with our derivatives and related risk mitigation

Credit risk

We are exposed to credit losses in the event of nonperformance by the counterparties to interest rate derivatives. Where we are subject to credit exposure, we perform a credit evaluation of counterparties prior to entering into derivative transactions and we monitor their credit standings. We may require collateral from counterparties in the form of cash deposits or other marketable securities to support certain of these obligations as established by the credit threshold specified by the agreement and/or as a result of monitoring the credit standing of the counterparties.

Interest rate risk

We are exposed to interest rate risk related to our interest rate derivatives. We monitor our risk exposure in our derivatives based on established counterparty limits.

NOTE 5 – COLLATERALIZED AGREEMENTS AND FINANCINGS

Collateralized agreements are reverse repurchase agreements and securities borrowed. Collateralized financings are repurchase agreements and securities loaned. We enter into these transactions in order to facilitate client activities, invest excess cash, acquire securities to cover short positions and finance certain firm activities. The significant accounting policies governing our collateralized agreements and financings are described in Note 2.

For Statement of Financial Condition purposes, we do not offset our reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions because the conditions for netting as specified by GAAP are not met. Our reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions are governed by master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course, as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the parties to the transaction. Although not offset on the Statement of Financial Condition, these transactions are included in the following table.

	Assets		Liabilities	
$ in millions	Reverse repurchase agreements	Securities borrowed	Repurchase agreements	Securities loaned
September 30, 2019				
Gross amounts of recognized assets/liabilities	$ 280	$ 242	$ 150	$ 320
Gross amounts offset in the Statement of Financial Condition	—	—	—	—
Net amounts presented in the Statement of Financial Condition	280	242	150	320
Gross amounts not offset in the Statement of Financial Condition	(280)	(238)	(150)	(308)
Net amount	$ —	$ 4	$ —	$ 12

The total collateral received under reverse repurchase agreements and the total amount of collateral posted under repurchase agreements exceeds the carrying value of these agreements on our Statement of Financial Condition.

Collateral received and pledged

We receive cash and securities as collateral, primarily in connection with reverse repurchase agreements, securities borrowed, and client margin loans. The collateral we receive reduces our credit exposure to individual counterparties.

In many cases, we are permitted to deliver or repledge financial instruments we have received as collateral to satisfy our collateral requirements under repurchase agreements, securities lending agreements or other secured borrowings, to satisfy deposit requirements with clearing organizations, or to otherwise meet either our or our clients' settlement requirements.

The following table presents financial instruments at fair value that we received as collateral, were not included on our Statement of Financial Condition, and that were available to be delivered or repledged, along with the balances of such instruments that were delivered or repledged, to satisfy one of our purposes previously described.

$ in millions	September 30, 2019
Collateral we received that was available to be delivered or repledged	$ 2,660
Collateral that we delivered or repledged	$ 833

Encumbered assets

We pledge certain of our financial instruments to collateralize either repurchase agreements or other secured borrowings, maintain lines of credit, or to satisfy our collateral or settlement requirements with counterparties or clearing organizations who may or may not have the right to deliver or repledge such instruments. The following table presents information about the fair value of our assets that have been pledged for one of the purposes previously described.

$ in millions	September 30, 2019
Had the right to deliver or repledge	$ 542
Did not have the right to deliver or repledge	$ 64

Repurchase agreements, repurchase-to-maturity transactions and securities loaned accounted for as secured borrowings

The following table presents the remaining contractual maturity of repurchase agreements and securities lending transactions accounted for as secured borrowings.

$ in millions	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
September 30, 2019					
Repurchase agreements:					
Government and agency obligations	$ 70	$ —	—	—	$ 70
Agency MBS and CMOs	80	—	—	—	80
Total repurchase agreements	**150**	—	—	—	**150**
Securities loaned:					
Equity securities	320	—	—	—	320
Total	$ **470**	$ —	$ —	$ —	$ **470**

As of September 30, 2019 we did not have any "repurchase-to-maturity" agreements, which are repurchase agreements where a security is transferred under an agreement to repurchase and the maturity date of the repurchase agreement matches the maturity date of the underlying security.

NOTE 6 – RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

	September 30, 2019	
$ in millions	Receivables from brokers, dealers and clearing organizations	Payables to brokers, dealers and clearing organizations
Securities failed to deliver/receive	$ 63	$ 92
Open transactions, net	15	—
Dividends and interest	8	15
Deposits with clearing organizations	121	—
Total	$ **207**	$ **107**

Securities failed to deliver represent receivables for securities sold that we have not delivered, the settlement date has passed, and the cash owed to us has not been received. Securities failed to receive represent payables for securities purchased that we have not yet received, or paid for, and the settlement date has passed. Open transactions are amounts receivable and payable for securities that have not reached the contractual settlement dates and are recorded net on the Statement of Financial Condition.

Deposits with clearing organizations consist of cash and cash equivalents held by other clearing organizations or exchanges. Securities on deposit with clearing organizations are accounted for at fair value and are included in "Other investments" on our Statement of Financial Condition. See Note 3 for additional information on these securities.

NOTE 7 – PROPERTY AND EQUIPMENT

The following table presents our property and equipment, net:

$ in millions		September 30, 2019
Software, including development in progress	$	452
Buildings, leasehold and land improvements		279
Furniture, fixtures, and equipment		236
Land		10
Construction in process		5
Total property and equipment		**982**
Less: Accumulated depreciation and amortization		(585)
Total property and equipment, net	**$**	**397**

NOTE 8 - GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS, NET

Our goodwill and identifiable intangible assets result from various acquisitions. See Note 2 for a discussion of our goodwill and intangible assets accounting policies. The following table presents our goodwill and net identifiable intangible asset balances.

$ in millions		September 30, 2019
Goodwill	$	312
Identifiable intangible assets, net		45
Total goodwill and identifiable intangible assets, net	**$**	**357**

Goodwill

There were no changes in the amount of goodwill during the year ended September 30, 2019.

Qualitative assessments

As described in Note 2, we perform goodwill impairment testing on an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. We performed our latest annual goodwill impairment testing as of our January 1, 2019 evaluation date, evaluating balances as of December 31, 2018. In that testing, we performed a qualitative assessment for each of our reporting units that had goodwill. For each reporting unit we determined whether it was more likely than not that the fair value of the reporting unit was in excess of the carrying value of the reporting unit, including the recorded goodwill. Based upon the outcome of our qualitative assessments as of our annual evaluation date, we concluded that none of the goodwill allocated to any of our reporting units was impaired. No events have occurred since our assessments that would cause us to update this impairment testing.

Identifiable intangible assets, net

The following table sets forth our identifiable intangible asset balances, net of accumulated amortization, and activity.

$ in millions		Year ended September 30, 2019
Net identifiable intangible assets as of beginning of year	$	53
Amortization expense		(8)
Net identifiable intangible assets as of end of year	$	45

The following summarizes our identifiable intangible assets by type:

$ in millions	September 30, 2019 Gross carrying value	September 30, 2019 Accumulated amortization
Customer relationships	$ 75	$ (32)
Trade name	2	(2)
Seller relationship agreements	5	(3)
Non-compete agreement	1	(1)
Total	**$ 83**	**$ (38)**

NOTE 9 – RELATED PARTY TRANSACTIONS

Pursuant to formal clearing agreements, we clear trades for affiliated entities including RJFS and RJFSA. We confirm securities trades, process securities movements, record transactions with clients in their accounts and collect securities commissions on behalf of such affiliates.

Receivables from affiliates of $34 million are included in "Other receivables" on our Statement of Financial Condition at September 30, 2019. At September 30, 2019, RJ&A had purchased $46 million of receivables related to trailing commissions from mutual funds and annuities/insurance products to RJFS.

Total "Payables to affiliates, net" amounts to $862 million on our Statement of Financial Condition at September 30, 2019 and includes amounts payable for these related party transactions conducted in the normal course of business. The "Payables to affiliates, net" balance on our Statement of Financial Condition included an $829 million intercompany loan and interest payable to our Parent. We manage cash for our Parent which we have invested in cash and cash equivalents, on its behalf, in conjunction with our own cash management activities. At September 30, 2019, our Parent provided $827 million of cash to us for investment purposes. The related party transactions that give rise to these receivables and payables are settled monthly with cash transfers.

NOTE 10 – OTHER BORROWINGS

Mortgage notes payable

Other borrowings consist of mortgage notes payable of $19 million at September 30, 2019. Mortgage notes payable pertain to mortgage loans on certain of our corporate headquarters offices located in St. Petersburg, Florida. These mortgage loans are secured by land, buildings, and improvements. These mortgage loans bear a fixed interest rate at 5.7% with terms of monthly interest and principal debt service and have a January 2023 maturity.

Secured and unsecured financing arrangements

On February 19, 2019, RJF and RJ&A entered into an unsecured revolving credit facility agreement (the "Credit Facility"). The Credit Facility has a maturity date of February 2024 and the lenders include a number of financial institutions. This committed unsecured borrowing facility provides for maximum borrowings of up to $500 million, with a sublimit of $300 million for RJF, at variable rates of interest. There were no borrowings outstanding on the Credit Facility as of September 30, 2019. There is a facility fee associated with the Credit Facility, which varies depending upon RJF's credit rating. Based upon RJF's credit rating as of September 30, 2019, the variable rate facility fee, which is applied to the committed amount, was 0.175% per annum.

In addition to the Credit Facility, we maintain various secured and unsecured lines of credit, which are generally utilized to finance certain fixed income securities or for cash management purposes. Borrowings during the year were generally day-to-day and there were no borrowings outstanding on these arrangements as of September 30, 2019. The interest rates for these arrangements are variable and are based on the Fed Funds rate, London Inter-bank Offered Rate ("LIBOR") or a lenders prime rate, as applicable.

We also have other collateralized financings included in "Securities sold under agreements to repurchase" and "Securities loaned" on our Statement of Financial Condition. See Note 5 for information regarding our other collateralized financing arrangements.

Our other borrowings as of September 30, 2019, mature as follows based on their contractual terms:

Fiscal year ended September 30, 2019	*$ in millions*	
2020	$	5
2021		6
2022		6
2023		2
Total	**$**	**19**

NOTE 11 – INCOME TAXES

For a discussion of our income tax accounting policies and other income tax-related information see Note 2.

Income taxes

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset/(liability) items are detailed in the following table.

$ in millions	**September 30, 2019**	
Deferred tax assets:		
Accrued expenses	$	18
Deferred compensation		91
Other		4
Total deferred tax assets		**113**
Deferred tax liabilities:		
Goodwill and identifiable intangible assets		(28)
Property and equipment		(54)
Total deferred tax liabilities		**(82)**
Net deferred tax assets	**$**	**31**

Our deferred tax asset required no valuation allowance at September 30, 2019, as management believes it is more likely than not that the deferred tax asset was realizable based on the ability to net losses against taxable income of the affiliated group in accordance with the tax sharing agreement, and expectations of future taxable income.

The total amount of uncertain tax positions that, if recognized, would impact the effective tax rate was $9 million at September 30, 2019. We anticipate that the uncertain tax position balance will not change significantly over the next 12 months.

The results of our operations were included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. We also file separate income tax returns in certain states and local jurisdictions. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2016 for federal tax returns, fiscal year 2015 for state and local tax returns. Various state audits in process are expected to be completed in fiscal year 2020.

NOTE 12 – COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments and contingencies

Loan and underwriting commitments

In the normal course of business we enter into commitments for fixed income and equity underwritings. As of September 30, 2019, we had one such open underwriting commitment, which was subsequently settled in an open market transaction and did not result in a significant loss.

As part of our recruiting efforts, we offer loans to prospective financial advisors and certain key revenue producers primarily for recruiting and retention purposes. See Note 2 for a discussion of our accounting policies governing these transactions. These commitments are contingent upon certain events occurring, including, but not limited to, the individual joining us. As of September 30, 2019, we had made commitments through the extension of formal offers totaling approximately $113 million; however, it is possible that not all of our offers will be accepted and therefore, we would not fund the total amount of the offers extended. As of September 30, 2019, $89 million of the total amount extended consisted of unfunded commitments to prospective financial advisors who had accepted our offers, or recently hired producers.

Credit-related financial instruments

RJ&A enters into margin lending arrangements which allow customers to borrow against the value of qualifying securities. Margin loans are collateralized by the securities held in the customer's account at RJ&A. Collateral levels and established credit terms are monitored daily and we require customers to deposit additional collateral or reduce balances as necessary.

Lease commitments

Long-term lease agreements expire at various times through fiscal year 2031. Minimum annual rental payments under such agreements for the succeeding five fiscal years are presented in the following table.

Fiscal year ended September 30,		*$ in millions*
2020	$	93
2021		87
2022		70
2023		58
2024		44
Thereafter		104
Total	$	456

Certain leases contain rent holidays, leasehold improvement incentives, renewal options and/or escalation clauses.

Other commitments

As a part of our fixed income public finance operations, we enter into forward commitments to purchase agency MBS. At September 30, 2019, we had $290 million principal amount of outstanding forward MBS purchase commitments, which were expected to be purchased within 90 days following commitment. In order to hedge the market interest rate risk to which we would otherwise be exposed between the date of the commitment and the date of sale of the MBS, we enter into TBA security contracts with investors for generic MBS at specific rates and prices to be delivered on settlement dates in the future. We may be subject to loss if the timing of, or the actual amount of, the MBS differs significantly from the term and notional amount of the TBA security contract to which we entered. These TBA securities and related purchase commitments are accounted for at fair value. As of September 30, 2019 the fair value of the TBA securities and the estimated fair value of the purchase commitments were insignificant.

Guarantees

We are required by federal law to be members of the Securities Investors Protection Corporation ("SIPC"). The SIPC fund provides protection up to $500 thousand per client for securities and cash held in client accounts, including a limitation of $250 thousand on claims for cash balances. Account protection applies when a SIPC member fails financially and is unable to meet obligations to clients. This coverage does not protect against market fluctuations.

Legal and regulatory matter contingencies

In the normal course of our business, we have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities as a financial services institution.

We are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. Reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary

or permanent suspension from conducting business, or limitations on certain business activities. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time into industry practices, which can also result in the imposition of such sanctions.

We may contest liability and/or the amount of damages, as appropriate, in each pending matter. Over the last several years, the level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies has increased significantly in the financial services industry. There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

For many legal and regulatory matters, we are unable to estimate a range of reasonably possible loss as we cannot predict if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be. A large number of factors may contribute to this inherent unpredictability: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis; the other party is seeking relief other than or in addition to compensatory damages (including, in the case of regulatory and governmental proceedings, potential fines and penalties); the matters present significant legal uncertainties; we have not engaged in settlement discussions; discovery is not complete; there are significant facts in dispute; and numerous parties are named as defendants (including where it is uncertain how liability might be shared among defendants). Subject to the foregoing, after consultation with counsel, we believe that the outcome of such litigation and regulatory proceedings will not have a material adverse effect on our financial condition.

There are certain matters for which we are unable to estimate the upper end of the range of reasonably possible loss. With respect to legal and regulatory matters for which management has been able to estimate a range of reasonably possible loss, as of September 30, 2019, we estimated the upper end of the range of reasonably possible aggregate loss to be approximately $20 million in excess of the aggregate accruals for such matters. Refer to Note 2 for a discussion of our criteria for recognizing liabilities for contingencies.

We may from time to time include in any descriptions of individual matters herein certain quantitative information about the plaintiff's claim against us as alleged in the plaintiff's pleadings or other public filings. Although this information may provide insight into the potential magnitude of a matter, it does not represent our estimate of reasonably possible loss or our judgment as to any currently appropriate accrual related thereto.

NOTE 13 – SHARE-BASED AND OTHER COMPENSATION

We participate, along with other affiliated companies, in various qualified and non-qualified savings and stock incentive plans of RJF. RJF allocates the cost of providing these plans to RJ&A based on actual cost per employee.

The profit sharing plan ("PSP") and employee stock ownership plan ("ESOP") are qualified plans that provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis and are recognized as compensation cost throughout the year. Benefits become fully vested after five years of qualified service, at age 65 or if a participant separates from service due to death or disability.

RJ&A participates in RJF's 401(k) plan which is a qualified plan that may provide for a discretionary contribution or a matching contribution each year. Matching contributions are 75% of the first $1,000 and 25% of the next $1,000 of eligible compensation deferred by each participant annually.

The LTIP is a non-qualified deferred compensation plan that provides benefits to employees who meet certain compensation or production requirements.

Contributions to the qualified plans and the LTIP are approved annually by RJF's Board of Directors or a committee thereof.

RJF established VDCP, a non-qualified and voluntary opportunity for certain highly compensated employees to defer compensation. Eligible participants may elect to defer a percentage or specific dollar amount of their compensation into the VDCP.

Share-based compensation plans

Under RJF's Stock Incentive Plan, certain RJ&A employees may be granted RSU and stock option awards.

Employee stock purchase plan

The employee stock purchase plan allows employees to purchase RJF's common stock at a 15% discount annually. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the stock is 85% of the average high and low market price on the day prior to the purchase date.

NOTE 14 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are subject to FINRA's capital requirements, which are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement," which we have elected. Regulations require that minimum net capital, as defined, be equal to the greater of $1.5 million or 2% of aggregate debit items arising from client balances. FINRA may impose certain restrictions, such as restricting withdrawals of equity capital, if a member firm were to fall below a certain threshold or fail to meet minimum net capital requirements. The following table presents our net capital position.

$ in millions		**September 30, 2019**
Net capital as a percent of aggregate debit items		39.73%
Net capital	$	1,056
Less: required net capital		(53)
Excess net capital	**$**	**1,003**

NOTE 15 – SUBSEQUENT EVENTS

Management considered subsequent events through November 26, 2019. There were no subsequent events that required recognition or disclosure.

LIFE WELL PLANNED.

RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER
880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863
LIFEWELLPLANNED.COM

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